UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )

STARBOARD RESOURCES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

855205100

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s)

CUSIP No. 855205100		13G

1.	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person Giddings Oil & Gas LP

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person	5.	Sole Voting Power, – 0

	6.	Shared Voting Power – 9,635,000 Shares of Common Stock *

	7.	Sole Dispositive Power – 0

	8.	Shared Dispositive Power – 9,635,000 Shares of Common Stock *

9.	Aggregate Amount Beneficially Owned by Each Reporting Person - 9,635,000 Shares of Common Stock *

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 77.9%

12.	Type of Reporting Person OO

* Giddings Oil & Gas LP 5,266,967; Hunton Oil Partners LP 870,092; ASYM Energy Fund III LP 3,497,941.

CUSIP No. 855205100		13G

1.	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person Hunton Oil Partners LP

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person	5.	Sole Voting Power, – 0

	6.	Shared Voting Power – 9,635,000 Shares of Common Stock *

	7.	Sole Dispositive Power – 0

	8.	Shared Dispositive Power – 9,635,000 Shares of Common Stock *

9.	Aggregate Amount Beneficially Owned by Each Reporting Person - 9,635,000 Shares of Common Stock *

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 77.9%

12.	Type of Reporting Person OO

* Giddings Oil & Gas LP 5,266,967; Hunton Oil Partners LP 870,092; ASYM Energy Fund III LP 3,497,941.

CUSIP No. 855205100		13G

1.	Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person ASYM Energy Fund III LP

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person	5.	Sole Voting Power, – 0

	6.	Shared Voting Power – 9,635,000 Shares of Common Stock *

	7.	Sole Dispositive Power – 0

	8.	Shared Dispositive Power – 9,635,000 Shares of Common Stock *

9.	Aggregate Amount Beneficially Owned by Each Reporting Person - 9,635,000 Shares of Common Stock *

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 77.9%

12.	Type of Reporting Person OO

* Giddings Oil & Gas LP 5,266,967; Hunton Oil Partners LP 870,092; ASYM Energy Fund III LP 3,497,941.

CUSIP No. 855205100		13G

Item 1	(a)	Name of Issuer: Starboard Resources, Inc.
Item 1	(b)	Address of Issuer’s Principal Executive Offices: 300 E. Sonterra Blvd., Suite 1220 San Antonio, TX 78258

Item 2

(a), (b) and (c) - Name of Person Filing, Address of Principal Business Office and Citizenship:
This Schedule 13G is being filed on behalf of Giddings Oil & Gas LP, Hunton Oil Partners LP and ASYM Energy Fund III LP (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.  However, neither the fact of this filing nor anything containing herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

The principal business office of the Reporting Persons is c/o DMOC, Attn: Jonathan P. Whitcomb, 1 Atlantic Street, Stamford, CT 06901

Item 2	(d)	Title of Class of Securities: Common Stock
Item 2	(e)	CUSIP Number: 855205100

Item 3	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b):
Not applicable

CUSIP No. 855205100	13G

Item 4	Ownership
	(a)	Amount beneficially owned: 9,635,000 Shares of Common Stock *
	(b)	Percent of class: 77.9%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or direct the vote None
		(ii)	Shared power to vote or direct the vote 9,635,000 Shares of Common Stock *
		(iii)	Sole power to dispose or to direct the disposition of None
		(iv)	Shared power to dispose or to direct the disposition of 9,635,000 Shares of Common Stock *

* Giddings Oil & Gas LP 5,266,967; Hunton Oil Partners LP 870,092; ASYM Energy Fund III LP 3,497,941.

Item 5	Ownership of Five Percent or Less of a Class
Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable

Item 8	Identification and Classification of Members of the Group
Not applicable

Item 9	Notice of Dissolution of Group
Not applicable

CUSIP No. 855205100	13G

Item 10	Certification

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2014
(Date)

GIDDINGS OIL & GAS LP

By:	/s/ Charles S. Henry III
Name: Charles S. Henry III
Title: General Partner

HUNTON OIL PARTNERS LP

By:	/s/ Charles S. Henry III
Name: Charles S. Henry III
Title: General Partner

ASYM ENERGY FUND III LP

By:	/s/ Charles S. Henry III
Name: Charles S. Henry III
Title: General Partner

CUSIP No. 855205100	13G	Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $.001 par value per share, of Starboard Resources, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 14, 2014.

GIDDINGS OIL & GAS LP

By:	/s/ Charles S. Henry III
Name: Charles S. Henry III
Title: General Partner

HUNTON OIL PARTNERS LP

By:	/s/ Charles S. Henry III
Name: Charles S. Henry III
Title: General Partner

ASYM ENERGY FUND III LP

By:	/s/ Charles S. Henry III
Name: Charles S. Henry III
Title: General Partner